UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2015

Commission File Number 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

CNOOC Finance (2015) Australia Pty Ltd
Australian Company Number 604 822 335

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

CNOOC Finance (2015) U.S.A. LLC

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NOS. 333-188261, 333-188261-03 AND 333-188261-04) OF CNOOC LIMITED, CNOOC FINANCE (2015) AUSTRALIA PTY LTD AND CNOOC FINANCE (2015) U.S.A. LLC TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

By:	/s/ Hua Zhong
Name:	Hua Zhong
Title:	Joint Company Secretary

CNOOC Finance (2015) Australia Pty Ltd

By:	/s/ Chi Cheng
Name:	Chi Cheng
Title:	Chief Executive Officer, Chief Financial Officer and Director

CNOOC Finance (2015) U.S.A. LLC

By:	/s/ Chi Cheng
Name:	Chi Cheng
Title:	Chief Executive Officer and Chief Financial Officer

Dated: May 5, 2015

EXHIBIT INDEX

Exhibit No.	Description

4.1	Form of 2.625% Guaranteed Note due 2020.

4.2	Form of 3.500% Guaranteed Note due 2025.

4.3	Form of 4.200% Guaranteed Note due 2045.

5.1	Opinion of Davis Polk & Wardwell LLP, U.S. counsel to the Company and the Issuers.

5.2	Opinion of Davis Polk & Wardwell, Hong Kong Solicitors, Hong Kong counsel to the Company.

5.3	Opinion of Clayton Utz, Australian counsel to the Australian Issuer.

Exhibit 4.1

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

CNOOC FINANCE (2015) AUSTRALIA PTY LTD

2.625% Guaranteed Note Due 2020

PRINCIPAL AMOUNT:  US$_________

CUSIP:  12634G AA1

No.:  ____

CNOOC Finance (2015) Australia Pty Ltd, a proprietary company  incorporated under the laws of the State of Victoria, Australia (the “Issuer,” which term includes any successor thereto under the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co, or registered assigns, the principal sum of ________________________ U.S. DOLLARS (US$____________) (or such other principal amount as shall be set forth in the Schedule of Increases or Decreases in Note attached hereto) on May 5, 2020, or on such earlier date as the principal hereof may become due in accordance with the provisions of this Note.

Interest Rate:  2.625% per annum.

Interest Payment Dates:  May 5 and November 5 of each year, commencing on November 5, 2015.

Interest Record Dates:  April 20 and October 20.

This Note is irrevocably and unconditionally guaranteed as to the due and punctual payment of the principal, interest and all other amounts payable in respect thereof by CNOOC Limited (the “Guarantor”) as evidenced by the guarantee (the “Guarantee”) endorsed hereon and in the Indenture referred to on the reverse hereof.

Reference is made to the further provisions of this Note set forth on the reverse hereof.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, CNOOC FINANCE (2015) AUSTRALIA PTY LTD has caused this Note to be duly executed.

CNOOC FINANCE (2015) AUSTRALIA PTY LTD

By:
	Name:	Chi Cheng
	Title:	Chief Executive Officer, Chief Financial Officer and Director

By:
	Name:	Yan Chen
	Title:	Chief Accounting and Director

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication:

THE BANK OF NEW YORK MELLON,
as Trustee

By:
Authorized Signatory

REVERSE OF NOTE

CNOOC FINANCE (2015) AUSTRALIA PTY LTD

2.625% Guaranteed Note Due 2020

This Note is one of a duly authorized issue of debt securities of the Issuer of the series designated as the “2.625% Guaranteed Note due 2020” (the “Notes”), all issued or to be issued under and pursuant to an Indenture, dated as of May 5, 2015 (the “Base Indenture”), duly executed and delivered by and among the Issuer, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee,” which term includes any successor trustee), initial paying agent and initial registrar.  The Base Indenture is referred to herein as the “Indenture.”  Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.

1.
Interest.  The Issuer promises to pay interest on the principal amount of this Note at a rate of 2.625% per annum.  The Issuer will pay interest semi-annually on May 5 and November 5 of each year.  If a payment date is not a Business Day as defined in the Indenture at a Place of Payment, payment may be made at that place on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2.
Method of Payment.  The Issuer shall pay interest on the Notes (except Defaulted Interest), if any, to the Persons in whose name such Notes are registered at the close of business on the Record Date referred to on the face of this Note for such interest installment.  In the event that the Notes or a portion thereof are called for redemption, and the Redemption Date is subsequent to a Record Date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Notes will instead be paid upon presentation and surrender of such Notes as provided in the Indenture.  Payment of the principal of and interest on, and all other amounts payable under, the Notes and the Guarantee shall be made in the currency of the United States of America that at the time is legal tender for payment of public and private debts, at the Corporate Trust Office or, at the option of the Issuer, by check mailed to the address of the Person entitled thereto as such address shall appear in the Register or, in accordance with arrangements satisfactory to the Trustee, by wire transfer to an account designated by the Holder.

3.
Paying Agent and Registrar.  Initially, The Bank of New York Mellon, the Trustee, will act as Paying Agent and Registrar.  The Issuer or the Guarantor may change or appoint any Paying Agent or Registrar without notice to any Noteholder.  The Issuer or the Guarantor may act in any such capacity.

4.
Indenture.  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (“TIA”) as in effect on the date the Indenture is qualified.  The Notes are subject to all such terms, and Noteholders are referred to the Indenture and TIA for a statement of such terms.  The Notes are unsecured general obligations of the Issuer irrevocably and unconditionally guaranteed by the Guarantor and constitute the series designated on the face of this Note as the “2.625% Guaranteed Note due 2020,” initially limited to US$1,500,000,000 in aggregate principal amount.  The Issuer and the Guarantor will furnish to any Noteholder upon written request and without charge a copy of the Base Indenture.  Requests may be made to: CNOOC FINANCE (2015) AUSTRALIA PTY LTD, c/o CNOOC Limited, Room 1105, CNOOC Tower, No. 25 of Chaoyangmen North Street, Dongcheng District, Beijing 100010, China, Attention: Legal Department.

5.	Redemption. Except as set forth below, the Notes are not redeemable prior to maturity.

a.
The Guarantor or the Issuer may, at the Guarantor’s option, at any time and from time to time redeem the Notes, in whole or in part, on not less than 30 nor more than 60 calendar days’ prior notice mailed to the holders of such Notes, with a copy provided to the Trustee as provided in the Indenture.  The Notes will be redeemable at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 20 basis points, plus, in each case, accrued and unpaid interest on the Notes to be redeemed, if any, to the Redemption Date.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the Indenture.

b.
The Notes may be redeemed, at the option of the Issuer, in whole but not in part, upon not less than 30 nor more than 60 calendar days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption and Additional Amounts, if any, if, as a result of any change in or amendment to the laws of a Relevant Taxing Jurisdiction or any regulations or rulings promulgated thereunder, or any change in the official interpretation or official application of such laws, regulations or rulings, which change or amendment (i) in the case of the Guarantor or the Issuer becomes effective on or after the date of the applicable prospectus supplement, and (ii) in the case of any successor to the Guarantor or the Issuer that is organized or tax resident in a jurisdiction that is not a Relevant Taxing Jurisdiction as of the original issue date of the Notes becomes effective on or after the date such successor assumes the Guarantor’s or the Issuer’s obligations, as applicable, under the Notes and the Indenture,

(i)
the Issuer is or would be required on the next succeeding due date for a payment with respect to the Notes to pay Additional Amounts with respect to the Notes pursuant to Section 6.08of the Indentu re; or

(ii)
the Guarantor is or would be unable, for reasons outside its control, on the next succeeding due date for a payment with respect to the Notes to procure payment by the Issuer, and with respect to a payment due or to become due under the Guarantee or the Indenture, as the case may be, the Guarantor is or would be required on the next succeeding due date for a payment with respect to the Notes to pay Additional Amounts pursuant to Section 6.08 of the Indenture; or

(iii)
any payment to the Issuer by the Guarantor or any wholly-owned subsidiary of the Guarantor to enable the Issuer to make payment of interest or Additional Amounts, if any, on the Notes is or would be on the next succeeding due date for a payment with respect to the Notes subject to withholding or deduction for taxes imposed by a Relevant Taxing Jurisdiction or any authority therein or thereof having power to tax;

and such obligation cannot be avoided by the use of reasonable measures available to the Guarantor or the Issuer, as the case may be.

Notwithstanding anything to the contrary in the Indenture, the Guarantor, the Issuer or any successor person may not redeem the Notes in the case that Additional Amounts are payable in respect of PRC withholding tax at a rate of 10% or less solely as a result of the Guarantor, the Issuer or a successor person being considered a PRC tax resident under the PRC Enterprise Income Tax Law.

The Issuer or the Guarantor, as the case may be, shall also pay, or make available for payment, to the Holder of the Notes on the Redemption Date any Additional Amounts resulting from the payment of such Redemption Price.

If money sufficient to pay the Redemption Price of and accrued interest on all Notes to be redeemed on the Redemption Date is deposited with the Paying Agent on or before the Redemption Date and certain other conditions are satisfied, on and after such date interest shall cease to accrue on the Notes.

c.	The Notes may be the subject of a mandatory redemption or offer to purchase, as further described in the Indenture.

6.
Denominations, Transfer, Exchange.  The Notes are in registered form without coupons in the denominations of US$200,000 or any integral multiple of US$1,000 in excess thereof.  The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture.  The Notes may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by the Issuer, the Guarantor or the Registrar) at the office of the Registrar or at the office of any transfer agent designated by the Issuer or the Guarantor for such purpose.  The Issuer or the Guarantor need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7.	Depositary. The Notes are initially issued in the form of one or more global notes. The depositary for the global note(s) is The Depository Trust Company, New York, New York.

8.	Persons Deemed Owners. The registered Noteholder may be treated as its owner for all purposes.

9.
Amendments, Supplements and Waivers.  The Indenture and the Notes may be amended or supplemented as provided in the Indenture.  Any consent or waiver by the Noteholders as provided in the Indenture shall be conclusive and binding upon such Holders and upon all future Noteholders and holders of any security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon the Notes.

10.
Defaults and Remedies.  The Events of Default relating to the Notes are defined in Section 7.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Issuer, the Guarantor, the Trustee and the Noteholders shall be as set forth in the applicable provisions of the Indenture.

11.
No Recourse Against Others.  No recourse under or upon any obligation, covenant or agreement contained in the Indenture or the Notes, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Issuer or the Guarantor or of any of their successors, either directly or through the Issuer, the Guarantor or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

12.	Authentication. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

13.
Governing Law.  The Indenture and this Note shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State (without regard to conflicts of laws principles thereof that would permit the application of the laws of another jurisdiction).

GUARANTEE

CNOOC Limited (the “Guarantor”) has irrevocably and unconditionally guaranteed to the Holder of the Note upon which this Guarantee is endorsed and to the Trustee on behalf of such Holder the due and punctual payment of the principal of, and interest on, and all other amounts payable under (including any Additional Amounts in respect thereof), this Note provided for pursuant to the Indenture and the terms of this Note when and as the same shall become due and payable, whether at Stated Maturity, upon acceleration, by call for redemption or otherwise, in accordance with the terms of such Note and of the Indenture. This is a guarantee of payment and not of collection. The Guarantor has expressly waived its right to require the Trustee to pursue or exhaust its legal or equitable remedies against the Issuer prior to exercising its rights under the Guarantee of the Guarantor. The Guarantor will not be discharged with respect to this Note except by payment in full of the principal thereof and interest thereon and all other amounts payable thereunder (including any Additional Amounts payable in respect thereof). In case of the failure of the Issuer punctually to pay any such principal, interest or other amounts, the Guarantor has agreed to cause any such payment to be made punctually when and as the same shall become due and payable, whether at Stated Maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

The Guarantor has further agreed that in the event that payments of principal or interest under the Note or the Guarantee are subject to withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by or on behalf of Australia, Hong Kong, the PRC or any other jurisdiction in which the Guarantor or the Issuer (or any successor to the Guarantor or the Issuer) is tax resident, in each case including in any political subdivision, territory or possession thereof, any authority therein having power to tax or any area subject to its jurisdiction or any jurisdiction from or through which any payment is made by or on behalf of the Issuer or the Guarantor, the Guarantor shall pay such Additional Amounts as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such Additional Amounts) in receipt by each Holder of any Note of such amounts as would have been received by such Holder with respect to such Note or the Guarantee, as applicable, had no such withholding or deduction been required. The Guarantor’s obligation as described in this paragraph is without duplication of the obligations of the Guarantor and the Issuer pursuant to Section 6.08 of the Indenture, and is subject to the same limitations contained in Section 6.08 of the Indenture.

The obligation of the Guarantor to the holder of the Note upon which this Guarantee is endorsed and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article XVI of the Indenture, and reference is hereby made to such Article and the Indenture for the precise terms of the Guarantee.

The Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this Guarantee is endorsed shall have been executed by the Trustee under the Indenture by the manual signature of one of its authorized officers.

IN WITNESS WHEREOF, CNOOC Limited has caused the Guarantee endorsed on this Note to be signed manually or by facsimile by its duly authorized officer.

CNOOC LIMITED,

as Guarantor

By:
	Name:	ZHONG Hua
	Title:	Chief Financial Officer

Corporate seal:

In the presence of:

By:
	Name:	TAN Mingxiang
	Title:	Senior Supervisor

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing ____________________________________________________________ Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.

SIGNATURE GUARANTEE

[Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.]

SCHEDULE OF INCREASES OR DECREASES IN NOTE

The initial principal amount of this Note is US$            .  The following increases or decreases in a part of this Note have been made:

Date	Amount of decrease in principal amount of this Note	Amount of increase in principal amount of this Note	Principal amount of this Note following such decrease (or increase)	Signature of authorized signatory of Trustee

Exhibit 4.2

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

CNOOC FINANCE (2015) U.S.A. LLC

3.500% Guaranteed Note Due 2025

PRINCIPAL AMOUNT:  US$_________

CUSIP:  12634M AB6

No.:  ____

CNOOC FINANCE (2015) U.S.A. LLC, a limited liability company formed under the laws of the State of Delaware (the “Issuer,” which term includes any successor thereto under the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co, or registered assigns, the principal sum of ________________________ U.S. DOLLARS (US$____________) (or such other principal amount as shall be set forth in the Schedule of Increases or Decreases in Note attached hereto) on May 5, 2025, or on such earlier date as the principal hereof may become due in accordance with the provisions of this Note.

Interest Rate:  3.500% per annum.

Interest Payment Dates:  May 5 and November 5 of each year, commencing on November 5, 2015.

Interest Record Dates:  April 20 and October 20.

This Note is irrevocably and unconditionally guaranteed as to the due and punctual payment of the principal, interest and all other amounts payable in respect thereof by CNOOC Limited (the “Guarantor”) as evidenced by the guarantee (the “Guarantee”) endorsed hereon and in the Indenture referred to on the reverse hereof.

Reference is made to the further provisions of this Note set forth on the reverse hereof.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, CNOOC Finance (2015) U.S.A. LLC has caused this Note to be duly executed.

CNOOC FINANCE (2015) U.S.A. LLC

By:
	Name:	Chi Cheng
	Title:	Chief Executive Officer and Chief Financial Officer

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication:

THE BANK OF NEW YORK MELLON,

as Trustee

By:
Authorized Signatory

REVERSE OF NOTE

CNOOC FINANCE (2015) U.S.A. LLC

3.500% Guaranteed Note Due 2025

This Note is one of a duly authorized issue of debt securities of the Issuer of the series designated as the “3.500% Guaranteed Note due 2025” (the “Notes”), all issued or to be issued under and pursuant to an Indenture, dated as of May 5, 2015 (the “Base Indenture”), duly executed and delivered by and among the Issuer, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee,” which term includes any successor trustee), initial paying agent and initial registrar.  The Base Indenture is referred to herein as the “Indenture.”  Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.

1.
Interest.  The Issuer promises to pay interest on the principal amount of this Note at a rate of 3.500% per annum.  The Issuer will pay interest semi-annually on May 5 and November 5 of each year.  If a payment date is not a Business Day as defined in the Indenture at a Place of Payment, payment may be made at that place on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2.
Method of Payment.  The Issuer shall pay interest on the Notes (except Defaulted Interest), if any, to the Persons in whose name such Notes are registered at the close of business on the Record Date referred to on the face of this Note for such interest installment.  In the event that the Notes or a portion thereof are called for redemption, and the Redemption Date is subsequent to a Record Date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Notes will instead be paid upon presentation and surrender of such Notes as provided in the Indenture.  Payment of the principal of and interest on, and all other amounts payable under, the Notes and the Guarantee shall be made in the currency of the United States of America that at the time is legal tender for payment of public and private debts, at the Corporate Trust Office or, at the option of the Issuer, by check mailed to the address of the Person entitled thereto as such address shall appear in the Register or, in accordance with arrangements satisfactory to the Trustee, by wire transfer to an account designated by the Holder.

3.
Paying Agent and Registrar.  Initially, The Bank of New York Mellon, the Trustee, will act as Paying Agent and Registrar.  The Issuer or the Guarantor may change or appoint any Paying Agent or Registrar without notice to any Noteholder.  The Issuer or the Guarantor may act in any such capacity.

4.
Indenture.  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (“TIA”) as in effect on the date the Indenture is qualified.  The Notes are subject to all such terms, and Noteholders are referred to the Indenture and TIA for a statement of such terms.  The Notes are unsecured general obligations of the Issuer irrevocably and unconditionally guaranteed by the Guarantor and constitute the series designated on the face of this Note as the “3.500% Guaranteed Note due 2025,” initially limited to US$2,000,000,000 in aggregate principal amount.  The Issuer and the Guarantor will furnish to any Noteholder upon written request and without charge a copy of the Base Indenture.  Requests may be made to: CNOOC FINANCE (2015) U.S.A. LLC, c/o CNOOC Limited, Room 1105, CNOOC Tower, No. 25 of Chaoyangmen North Street, Dongcheng District, Beijing 100010, China, Attention: Legal Department.

5.	Redemption. Except as set forth below, the Notes are not redeemable prior to maturity.

a.
The Guarantor or the Issuer may, at the Guarantor’s option, at any time and from time to time redeem the Notes, in whole or in part, on not less than 30 nor more than 60 calendar days’ prior notice mailed to the holders of such Notes, with a copy provided to the Trustee as provided in the Indenture.  The Notes will be redeemable at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the Notes to be redeemed, if any, to the Redemption Date.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the Indenture.

b.
The Notes may be redeemed, at the option of the Issuer, in whole but not in part, upon not less than 30 nor more than 60 calendar days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption and Additional Amounts, if any, if, as a result of any change in or amendment to the laws of a Relevant Taxing Jurisdiction or any regulations or rulings promulgated thereunder, or any change in the official interpretation or official application of such laws, regulations or rulings, which change or amendment (i) in the case of the Guarantor or the Issuer becomes effective on or after the date of the applicable prospectus supplement, and (ii) in the case of any successor to the Guarantor or the Issuer that is organized or tax resident in a jurisdiction that is not a Relevant Taxing Jurisdiction as of the original issue date of the Notes becomes effective on or after the date such successor assumes the Guarantor’s or the Issuer’s obligations, as applicable, under the Notes and the Indenture,

(i)
the Issuer is or would be required on the next succeeding due date for a payment with respect to the Notes to pay Additional Amounts with respect to the Notes pursuant to Section 6.08of the Indentu re; or

(ii)
the Guarantor is or would be unable, for reasons outside its control, on the next succeeding due date for a payment with respect to the Notes to procure payment by the Issuer, and with respect to a payment due or to become due under the Guarantee or the Indenture, as the case may be, the Guarantor is or would be required on the next succeeding due date for a payment with respect to the Notes to pay Additional Amounts pursuant to Section 6.08 of the Indenture; or

(iii)
any payment to the Issuer by the Guarantor or any wholly-owned subsidiary of the Guarantor to enable the Issuer to make payment of interest or Additional Amounts, if any, on the Notes is or would be on the next succeeding due date for a payment with respect to the Notes subject to withholding or deduction for taxes imposed by a Relevant Taxing Jurisdiction or any authority therein or thereof having power to tax;

and such obligation cannot be avoided by the use of reasonable measures available to the Guarantor or the Issuer, as the case may be.

Notwithstanding anything to the contrary in the Indenture, the Guarantor, the Issuer or any successor person may not redeem the Notes in the case that Additional Amounts are payable in respect of PRC withholding tax at a rate of 10% or less solely as a result of the Guarantor, the Issuer or a successor person being considered a PRC tax resident under the PRC Enterprise Income Tax Law.

The Issuer or the Guarantor, as the case may be, shall also pay, or make available for payment, to the Holder of the Notes on the Redemption Date any Additional Amounts resulting from the payment of such Redemption Price.

If money sufficient to pay the Redemption Price of and accrued interest on all Notes to be redeemed on the Redemption Date is deposited with the Paying Agent on or before the Redemption Date and certain other conditions are satisfied, on and after such date interest shall cease to accrue on the Notes.

c.	The Notes may be the subject of a mandatory redemption or offer to purchase, as further described in the Indenture.

6.
Denominations, Transfer, Exchange.  The Notes are in registered form without coupons in the denominations of US$200,000 or any integral multiple of US$1,000 in excess thereof.  The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture.  The Notes may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by the Issuer, the Guarantor or the Registrar) at the office of the Registrar or at the office of any transfer agent designated by the Issuer or the Guarantor for such purpose.  The Issuer or the Guarantor need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7.	Depositary. The Notes are initially issued in the form of one or more global notes. The depositary for the global note(s) is The Depository Trust Company, New York, New York.

8.	Persons Deemed Owners. The registered Noteholder may be treated as its owner for all purposes.

9.
Amendments, Supplements and Waivers.  The Indenture and the Notes may be amended or supplemented as provided in the Indenture.  Any consent or waiver by the Noteholders as provided in the Indenture shall be conclusive and binding upon such Holders and upon all future Noteholders and holders of any security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon the Notes.

10.
Defaults and Remedies.  The Events of Default relating to the Notes are defined in Section 7.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Issuer, the Guarantor, the Trustee and the Noteholders shall be as set forth in the applicable provisions of the Indenture.

11.
No Recourse Against Others.  No recourse under or upon any obligation, covenant or agreement contained in the Indenture or the Notes, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Issuer or the Guarantor or of any of their successors, either directly or through the Issuer, the Guarantor or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

12.	Authentication. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

13.
Governing Law.  The Indenture and this Note shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State (without regard to conflicts of laws principles thereof that would permit the application of the laws of another jurisdiction).

GUARANTEE

CNOOC Limited (the “Guarantor”) has irrevocably and unconditionally guaranteed to the Holder of the Note upon which this Guarantee is endorsed and to the Trustee on behalf of such Holder the due and punctual payment of the principal of, and interest on, and all other amounts payable under (including any Additional Amounts in respect thereof), this Note provided for pursuant to the Indenture and the terms of this Note when and as the same shall become due and payable, whether at Stated Maturity, upon acceleration, by call for redemption or otherwise, in accordance with the terms of such Note and of the Indenture. This is a guarantee of payment and not of collection. The Guarantor has expressly waived its right to require the Trustee to pursue or exhaust its legal or equitable remedies against the Issuer prior to exercising its rights under the Guarantee of the Guarantor. The Guarantor will not be discharged with respect to this Note except by payment in full of the principal thereof and interest thereon and all other amounts payable thereunder (including any Additional Amounts payable in respect thereof). In case of the failure of the Issuer punctually to pay any such principal, interest or other amounts, the Guarantor has agreed to cause any such payment to be made punctually when and as the same shall become due and payable, whether at Stated Maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

The Guarantor has further agreed that in the event that payments of principal or interest under the Note or the Guarantee are subject to withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by or on behalf of the United States, Hong Kong, the PRC or any other jurisdiction in which the Guarantor or the Issuer (or any successor to the Guarantor or the Issuer) is tax resident, in each case including in any political subdivision, territory or possession thereof, any authority therein having power to tax or any area subject to its jurisdiction or any jurisdiction from or through which any payment is made by or on behalf of the Issuer or the Guarantor, the Guarantor shall pay such Additional Amounts as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such Additional Amounts) in receipt by each Holder of any Note of such amounts as would have been received by such Holder with respect to such Note or the Guarantee, as applicable, had no such withholding or deduction been required. The Guarantor’s obligation as described in this paragraph is without duplication of the obligations of the Guarantor and the Issuer pursuant to Section 6.08 of the Indenture, and is subject to the same limitations contained in Section 6.08 of the Indenture.

The obligation of the Guarantor to the holder of the Note upon which this Guarantee is endorsed and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article XVI of the Indenture, and reference is hereby made to such Article and the Indenture for the precise terms of the Guarantee.

The Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this Guarantee is endorsed shall have been executed by the Trustee under the Indenture by the manual signature of one of its authorized officers.

IN WITNESS WHEREOF, CNOOC Limited has caused the Guarantee endorsed on this Note to be signed manually or by facsimile by its duly authorized officer.

CNOOC LIMITED,

as Guarantor

By:
	Name:	ZHONG Hua
	Title:	Chief Financial Officer

Corporate seal:

In the presence of:

By:
	Name:	TAN Mingxiang
	Title:	Senior Supervisor

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing ____________________________________________________________ Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.

SIGNATURE GUARANTEE

[Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.]

SCHEDULE OF INCREASES OR DECREASES IN NOTE

The initial principal amount of this Note is US$            .  The following increases or decreases in a part of this Note have been made:

Date	Amount of decrease in principal amount of this Note	Amount of increase in principal amount of this Note	Principal amount of this Note following such decrease (or increase)	Signature of authorized signatory of Trustee

Exhibit 4.3

UNLESS AND UNTIL IT IS EXCHANGED IN WHOLE OR IN PART FOR THE INDIVIDUAL SECURITIES REPRESENTED HEREBY, THIS GLOBAL SECURITY MAY NOT BE TRANSFERRED EXCEPT AS A WHOLE BY THE DEPOSITARY TO A NOMINEE OF THE DEPOSITARY OR BY A NOMINEE OF THE DEPOSITARY TO THE DEPOSITARY OR ANOTHER NOMINEE OF THE DEPOSITARY OR BY THE DEPOSITARY OR ANY SUCH NOMINEE TO A SUCCESSOR DEPOSITARY OR A NOMINEE OF SUCH SUCCESSOR DEPOSITARY.

CNOOC FINANCE (2015) AUSTRALIA PTY LTD

4.200% Guaranteed Note Due 2045

PRINCIPAL AMOUNT:  US$_________

CUSIP:  12634G AC7

No.:  ____

CNOOC Finance (2015) Australia Pty Ltd, a proprietary company  incorporated under the laws of the State of Victoria, Australia (the “Issuer,” which term includes any successor thereto under the Indenture referred to on the reverse hereof), for value received, hereby promises to pay to Cede & Co, or registered assigns, the principal sum of ________________________ U.S. DOLLARS (US$____________) (or such other principal amount as shall be set forth in the Schedule of Increases or Decreases in Note attached hereto) on May 5, 2045, or on such earlier date as the principal hereof may become due in accordance with the provisions of this Note.

Interest Rate:  4.200% per annum.

Interest Payment Dates:  May 5 and November 5 of each year, commencing on November 5, 2015.

Interest Record Dates:  April 20 and October 20.

This Note is irrevocably and unconditionally guaranteed as to the due and punctual payment of the principal, interest and all other amounts payable in respect thereof by CNOOC Limited (the “Guarantor”) as evidenced by the guarantee (the “Guarantee”) endorsed hereon and in the Indenture referred to on the reverse hereof.

Reference is made to the further provisions of this Note set forth on the reverse hereof.  Such further provisions shall for all purposes have the same effect as though fully set forth at this place.

This Note shall not be valid or become obligatory for any purpose until the certificate of authentication hereon shall have been manually signed by the Trustee under the Indenture referred to on the reverse hereof.

IN WITNESS WHEREOF, CNOOC FINANCE (2015) AUSTRALIA PTY LTD has caused this Note to be duly executed.

CNOOC FINANCE (2015) AUSTRALIA PTY LTD

By:
	Name:	Chi Cheng
	Title:	Chief Executive Officer, Chief Financial Officer and Director

By:
	Name:	Yan Chen
	Title:	Chief Accounting Officer and Director

CERTIFICATE OF AUTHENTICATION

This is one of the Securities of the series designated therein referred to in the within-mentioned Indenture.

Date of authentication:

THE BANK OF NEW YORK MELLON,

as Trustee

By:
Authorized Signatory

REVERSE OF NOTE

CNOOC FINANCE (2015) AUSTRALIA PTY LTD

4.200% Guaranteed Note Due 2045

This Note is one of a duly authorized issue of debt securities of the Issuer of the series designated as the “4.200% Guaranteed Note due 2045” (the “Notes”), all issued or to be issued under and pursuant to an Indenture, dated as of May 5, 2015 (the “Base Indenture”), duly executed and delivered by and among the Issuer, the Guarantor and The Bank of New York Mellon, as trustee (the “Trustee,” which term includes any successor trustee), initial paying agent and initial registrar.  The Base Indenture is referred to herein as the “Indenture.”  Capitalized terms used herein and not otherwise defined shall have the meanings given them in the Indenture.

1.
Interest.  The Issuer promises to pay interest on the principal amount of this Note at a rate of 4.200% per annum.  The Issuer will pay interest semi-annually on May 5 and November 5 of each year.  If a payment date is not a Business Day as defined in the Indenture at a Place of Payment, payment may be made at that place on the next succeeding day that is a Business Day, and no interest shall accrue for the intervening period.  Interest shall be computed on the basis of a 360-day year of twelve 30-day months.

2.
Method of Payment.  The Issuer shall pay interest on the Notes (except Defaulted Interest), if any, to the Persons in whose name such Notes are registered at the close of business on the Record Date referred to on the face of this Note for such interest installment.  In the event that the Notes or a portion thereof are called for redemption, and the Redemption Date is subsequent to a Record Date with respect to any Interest Payment Date and prior to such Interest Payment Date, interest on such Notes will instead be paid upon presentation and surrender of such Notes as provided in the Indenture.  Payment of the principal of and interest on, and all other amounts payable under, the Notes and the Guarantee shall be made in the currency of the United States of America that at the time is legal tender for payment of public and private debts, at the Corporate Trust Office or, at the option of the Issuer, by check mailed to the address of the Person entitled thereto as such address shall appear in the Register or, in accordance with arrangements satisfactory to the Trustee, by wire transfer to an account designated by the Holder.

3.
Paying Agent and Registrar.  Initially, The Bank of New York Mellon, the Trustee, will act as Paying Agent and Registrar.  The Issuer or the Guarantor may change or appoint any Paying Agent or Registrar without notice to any Noteholder.  The Issuer or the Guarantor may act in any such capacity.

4.
Indenture.  The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act of 1939 (“TIA”) as in effect on the date the Indenture is qualified.  The Notes are subject to all such terms, and Noteholders are referred to the Indenture and TIA for a statement of such terms.  The Notes are unsecured general obligations of the Issuer irrevocably and unconditionally guaranteed by the Guarantor and constitute the series designated on the face of this Note as the “4.200% Guaranteed Note due 2045,” initially limited to US$300,000,000 in aggregate principal amount.  The Issuer and the Guarantor will furnish to any Noteholder upon written request and without charge a copy of the Base Indenture.  Requests may be made to: CNOOC FINANCE (2015) AUSTRALIA PTY LTD, c/o CNOOC Limited, Room 1105, CNOOC Tower, No. 25 of Chaoyangmen North Street, Dongcheng District, Beijing 100010, China, Attention: Legal Department.

5.	Redemption. Except as set forth below, the Notes are not redeemable prior to maturity.

a.
The Guarantor or the Issuer may, at the Guarantor’s option, at any time and from time to time redeem the Notes, in whole or in part, on not less than 30 nor more than 60 calendar days’ prior notice mailed to the holders of such Notes, with a copy provided to the Trustee as provided in the Indenture.  The Notes will be redeemable at a redemption price equal to the greater of (1) 100% of the principal amount of the Notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate plus 25 basis points, plus, in each case, accrued and unpaid interest on the Notes to be redeemed, if any, to the Redemption Date.

In the case of any partial redemption, selection of the Notes for redemption will be made by the Trustee in compliance with the requirements of the Indenture.

b.
The Notes may be redeemed, at the option of the Issuer, in whole but not in part, upon not less than 30 nor more than 60 calendar days’ notice to the Holders, at a redemption price equal to 100% of the principal amount thereof, together with accrued interest to the date fixed for redemption and Additional Amounts, if any, if, as a result of any change in or amendment to the laws of a Relevant Taxing Jurisdiction or any regulations or rulings promulgated thereunder, or any change in the official interpretation or official application of such laws, regulations or rulings, which change or amendment (i) in the case of the Guarantor or the Issuer becomes effective on or after the date of the applicable prospectus supplement, and (ii) in the case of any successor to the Guarantor or the Issuer that is organized or tax resident in a jurisdiction that is not a Relevant Taxing Jurisdiction as of the original issue date of the Notes becomes effective on or after the date such successor assumes the Guarantor’s or the Issuer’s obligations, as applicable, under the Notes and the Indenture,

(i)
the Issuer is or would be required on the next succeeding due date for a payment with respect to the Notes to pay Additional Amounts with respect to the Notes pursuant to Section 6.08of the Indentu re; or

(ii)
the Guarantor is or would be unable, for reasons outside its control, on the next succeeding due date for a payment with respect to the Notes to procure payment by the Issuer, and with respect to a payment due or to become due under the Guarantee or the Indenture, as the case may be, the Guarantor is or would be required on the next succeeding due date for a payment with respect to the Notes to pay Additional Amounts pursuant to Section 6.08 of the Indenture; or

(iii)
any payment to the Issuer by the Guarantor or any wholly-owned subsidiary of the Guarantor to enable the Issuer to make payment of interest or Additional Amounts, if any, on the Notes is or would be on the next succeeding due date for a payment with respect to the Notes subject to withholding or deduction for taxes imposed by a Relevant Taxing Jurisdiction or any authority therein or thereof having power to tax;

and such obligation cannot be avoided by the use of reasonable measures available to the Guarantor or the Issuer, as the case may be.

Notwithstanding anything to the contrary in the Indenture, the Guarantor, the Issuer or any successor person may not redeem the Notes in the case that Additional Amounts are payable in respect of PRC withholding tax at a rate of 10% or less solely as a result of the Guarantor, the Issuer or a successor person being considered a PRC tax resident under the PRC Enterprise Income Tax Law.

The Issuer or the Guarantor, as the case may be, shall also pay, or make available for payment, to the Holder of the Notes on the Redemption Date any Additional Amounts resulting from the payment of such Redemption Price.

If money sufficient to pay the Redemption Price of and accrued interest on all Notes to be redeemed on the Redemption Date is deposited with the Paying Agent on or before the Redemption Date and certain other conditions are satisfied, on and after such date interest shall cease to accrue on the Notes.

c.	The Notes may be the subject of a mandatory redemption or offer to purchase, as further described in the Indenture.

6.
Denominations, Transfer, Exchange.  The Notes are in registered form without coupons in the denominations of US$200,000 or any integral multiple of US$1,000 in excess thereof.  The transfer of Notes may be registered and Notes may be exchanged as provided in the Indenture.  The Notes may be presented for exchange or for registration of transfer (duly endorsed or with the form of transfer endorsed thereon duly executed if so required by the Issuer, the Guarantor or the Registrar) at the office of the Registrar or at the office of any transfer agent designated by the Issuer or the Guarantor for such purpose.  The Issuer or the Guarantor need not exchange or register the transfer of any Note or portion of a Note selected for redemption, except for the unredeemed portion of any Note being redeemed in part.

7.	Depositary. The Notes are initially issued in the form of one or more global notes. The depositary for the global note(s) is The Depository Trust Company, New York, New York.

8.	Persons Deemed Owners. The registered Noteholder may be treated as its owner for all purposes.

9.
Amendments, Supplements and Waivers.  The Indenture and the Notes may be amended or supplemented as provided in the Indenture.  Any consent or waiver by the Noteholders as provided in the Indenture shall be conclusive and binding upon such Holders and upon all future Noteholders and holders of any security issued upon the registration of transfer hereof or in exchange herefor or in lieu hereof, whether or not notation of such consent or waiver is made upon the Notes.

10.
Defaults and Remedies.  The Events of Default relating to the Notes are defined in Section 7.01 of the Indenture.  Upon the occurrence of an Event of Default, the rights and obligations of the Issuer, the Guarantor, the Trustee and the Noteholders shall be as set forth in the applicable provisions of the Indenture.

11.
No Recourse Against Others.  No recourse under or upon any obligation, covenant or agreement contained in the Indenture or the Notes, or because of any indebtedness evidenced thereby, shall be had against any incorporator as such, or against any past, present or future stockholder, officer, director or employee, as such, of the Issuer or the Guarantor or of any of their successors, either directly or through the Issuer, the Guarantor or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance hereof and as part of the consideration for the issue hereof.

12.	Authentication. This Note shall not be entitled to any benefit under the Indenture or be valid or obligatory for any purpose until authenticated by the manual signature of the Trustee.

13.
Governing Law.  The Indenture and this Note shall be deemed to be contracts made under the law of the State of New York, and for all purposes shall be governed by and construed in accordance with the law of said State (without regard to conflicts of laws principles thereof that would permit the application of the laws of another jurisdiction).

GUARANTEE

CNOOC Limited (the “Guarantor”) has irrevocably and unconditionally guaranteed to the Holder of the Note upon which this Guarantee is endorsed and to the Trustee on behalf of such Holder the due and punctual payment of the principal of, and interest on, and all other amounts payable under (including any Additional Amounts in respect thereof), this Note provided for pursuant to the Indenture and the terms of this Note when and as the same shall become due and payable, whether at Stated Maturity, upon acceleration, by call for redemption or otherwise, in accordance with the terms of such Note and of the Indenture. This is a guarantee of payment and not of collection. The Guarantor has expressly waived its right to require the Trustee to pursue or exhaust its legal or equitable remedies against the Issuer prior to exercising its rights under the Guarantee of the Guarantor. The Guarantor will not be discharged with respect to this Note except by payment in full of the principal thereof and interest thereon and all other amounts payable thereunder (including any Additional Amounts payable in respect thereof). In case of the failure of the Issuer punctually to pay any such principal, interest or other amounts, the Guarantor has agreed to cause any such payment to be made punctually when and as the same shall become due and payable, whether at Stated Maturity, by acceleration, call for redemption or otherwise, and as if such payment were made by the Issuer.

The Guarantor has further agreed that in the event that payments of principal or interest under the Note or the Guarantee are subject to withholding or deduction for or on account of any present or future taxes, duties, assessments or other governmental charges of whatsoever nature imposed, levied, collected, withheld or assessed by or on behalf of Australia, Hong Kong, the PRC or any other jurisdiction in which the Guarantor or the Issuer (or any successor to the Guarantor or the Issuer) is tax resident, in each case including in any political subdivision, territory or possession thereof, any authority therein having power to tax or any area subject to its jurisdiction or any jurisdiction from or through which any payment is made by or on behalf of the Issuer or the Guarantor, the Guarantor shall pay such Additional Amounts as will result (after deduction of such taxes, duties, assessments or governmental charges and any additional taxes, duties, assessments or governmental charges payable in respect of such Additional Amounts) in receipt by each Holder of any Note of such amounts as would have been received by such Holder with respect to such Note or the Guarantee, as applicable, had no such withholding or deduction been required. The Guarantor’s obligation as described in this paragraph is without duplication of the obligations of the Guarantor and the Issuer pursuant to Section 6.08 of the Indenture, and is subject to the same limitations contained in Section 6.08 of the Indenture.

The obligation of the Guarantor to the holder of the Note upon which this Guarantee is endorsed and to the Trustee pursuant to the Guarantee and the Indenture are expressly set forth in Article XVI of the Indenture, and reference is hereby made to such Article and the Indenture for the precise terms of the Guarantee.

The Guarantee shall not be valid or obligatory for any purpose until the certificate of authentication on the Note upon which this Guarantee is endorsed shall have been executed by the Trustee under the Indenture by the manual signature of one of its authorized officers.

IN WITNESS WHEREOF, CNOOC Limited has caused the Guarantee endorsed on this Note to be signed manually or by facsimile by its duly authorized officer.

CNOOC LIMITED,

as Guarantor

By:
	Name:	ZHONG Hua
	Title:	Chief Financial Officer

Corporate seal:

In the presence of:

By:
	Name:	TAN Mingxiang
	Title:	Senior Supervisor

ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

[PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE]

[PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE]

the within Note and all rights thereunder, hereby irrevocably constituting and appointing ____________________________________________________________ Attorney to transfer such Note on the books of the Issuer, with full power of substitution in the premises.

Signature:

Dated:
NOTICE: The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular without alteration or enlargement or any change whatsoever.

SIGNATURE GUARANTEE

[Signatures must be guaranteed by an “eligible guarantor institution” meeting the requirements of the Registrar, which requirements include membership or participation in the Security Transfer Agent Medallion Program (“STAMP”) or such other “signature guarantee program” as may be determined by the Registrar in addition to, or in substitution for, STAMP, all in accordance with the Securities Exchange Act of 1934, as amended.]

SCHEDULE OF INCREASES OR DECREASES IN NOTE

The initial principal amount of this Note is US$            .  The following increases or decreases in a part of this Note have been made:

Date	Amount of decrease in principal amount of this Note	Amount of increase in principal amount of this Note	Principal amount of this Note following such decrease (or increase)	Signature of authorized signatory of Trustee

Exhibit 5.1

[LETTERHEAD OF DAVIS POLK & WARDWELL LLP]

May 5, 2015

CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong

CNOOC Finance (2015) Australia Pty Ltd
Anchor Legal, Level 6, 105 St Georges Terrace
Perth, Western Australia 6000
Australia

CNOOC Finance (2015) U.S.A. LLC
Corporation Service Company, 2711 Centerville Road
Wilmington, Delaware 19808
United States of America

Ladies and Gentlemen:

We are acting as special United States counsel for CNOOC Finance (2015) Australia Pty Ltd, a proprietary company incorporated under the laws of Victoria, Australia (the “Australian Issuer”), CNOOC Finance (2015) U.S.A. LLC, a Delaware limited liability company (the “Delaware Issuer,” and together with the Australian Issuer, the “2015 Issuers”) and CNOOC Limited, a company incorporated under the laws of Hong Kong (the “Guarantor”), in connection with the offering by the 2015 Issuers, pursuant to (i) the Underwriting Agreement dated April 28, 2015 of the Australian Issuer (the “Australian Underwriting Agreement”) among the Australian Issuer, the Guarantor and the Underwriters listed in Schedule 1 thereto (the “Underwriters”), of US$1,500,000,000 aggregate principal amount of the Australian Issuer’s 2.625% Guaranteed Notes due 2020 (the “2020 Notes”) and US$300,000,000 aggregate principal amount of the Australian Issuer’s 4.200% Guaranteed Notes due 2045 (the “2045 Notes” and, together with the 2020 Notes, the “Australian Notes”), each guaranteed by the Guarantor (the “Australian Guarantees” and, together with the Australian Notes, the “Australian Securities”), and (ii) the Underwriting Agreement dated April 28, 2015 of the Delaware Issuer (the “Delaware Underwriting Agreement”) among the Delaware Issuer, the Guarantor and the Underwriters listed in Schedule 1 thereto (the “Underwriters”), of US$2,000,000,000 aggregate principal amount of the Delaware Issuer’s 3.500% Guaranteed Notes due 2025 (the “2025 Notes,” or the “Delaware Notes”), guaranteed by the Guarantor (the “Delaware Guarantees” and, together with the Delaware Notes, the “Delaware Securities”).  The Australian Securities are to be issued pursuant to the Indenture dated as of May 5, 2015 (the “Australian Indenture”) among the Australian Issuer, the Guarantor and The Bank of New York Mellon, as trustee, initial paying agent and initial registrar.  The Delaware Securities are to be issued pursuant to the Indenture dated as of May 5, 2015 (the “Delaware Indenture”) among the Delaware Issuer, the Guarantor and The Bank of New York Mellon, as trustee, initial paying agent and initial registrar. The 2015 Issuers and the Guarantor have filed with the United States Securities and Exchange Commission a Registration Statement on Form F-3 (File No. 333-188261) (the “Registration Statement”), as amended by Post-Effective Amendment No. 2 to the Registration Statement, pursuant to the provisions of the U.S. Securities Act of 1933, as amended (the “Act”).

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

In rendering the opinions expressed herein, we have, without independent inquiry or investigation, assumed that (i) all documents submitted to us as originals are authentic and complete, (ii) all documents submitted to us as copies conform to authentic, complete originals, (iii) all documents filed as exhibits to the Registration Statement that have not been executed will conform to the forms thereof, (iv) all signatures on all documents that we reviewed are genuine, (v) all natural persons executing documents had and have the legal capacity to do so, (vi) all statements in certificates of public officials and officers of the 2015 Issuers and the Guarantor that we reviewed were and are accurate and (vii) all representations made by the 2015 Issuers and the Guarantor as to matters of fact in the documents that we reviewed were and are accurate.

Based upon and subject to the foregoing, and subject to the additional assumptions and qualifications set forth below, we are of the opinion that:

1.
Assuming that the Australian Securities have been duly authorized, executed and delivered by the Australian Issuer and the Guarantor insofar as the laws of Australia and Hong Kong are concerned, respectively, the Australian Notes and the Australian Guarantees endorsed thereon, when the Australian Notes are executed and authenticated in accordance with the provisions of the Australian Indenture and delivered to and paid for by the Underwriters pursuant to the Australian Underwriting Agreement, will constitute valid and binding obligations of the Australian Issuer and the Guarantor, respectively, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law, or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Australian Securities to the extent determined to constitute unearned interest.

2.
Assuming that the Delaware Securities have been duly authorized, executed and delivered by the Guarantor insofar as the laws of Hong Kong are concerned, the Delaware Notes and the Delaware Guarantees endorsed thereon, when the Delaware Notes are executed and authenticated in accordance with the provisions of the Delaware Indenture and delivered to and paid for by the Underwriters pursuant to the Delaware Underwriting Agreement, will constitute valid and binding obligations of the Delaware Issuer and the Guarantor, respectively, enforceable in accordance with their terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally, concepts of reasonableness and equitable principles of general applicability, provided that we express no opinion as to (x) the enforceability of any waiver of rights under any usury or stay law, or (y) the validity, legally binding effect or enforceability of any provision that permits holders to collect any portion of stated principal amount upon acceleration of the Delaware Securities to the extent determined to constitute unearned interest.

In connection with the opinions expressed above, we have assumed that, at or prior to the time of the delivery of the Australian Securities and the Delaware Securities, (i) the Board of Directors of the Australian Issuer or the Guarantor, or the Sole Member of the Delaware Issuer, as the case may be, shall have duly authorized the issuance and sale of the Australian Securities and the Delaware Securities, respectively, and such authorization shall not have been modified or rescinded; (ii) each of the Australian Issuer, the Delaware Issuer and the Guarantor has been duly incorporated and is validly existing as a company under the laws of Australia, Delaware and Hong Kong, respectively; and (iii) the Australian Indenture, the Delaware Indenture, the Australian Securities and the Delaware Securities (collectively, the “Documents”) are each valid,

2

binding and enforceable agreements of each party thereto (other than as expressly covered above in respect of the Australian Issuer, the Delaware Issuer or the Guarantor). In addition, we have assumed that the execution, delivery and performance by each party thereto of each Document to which it is a party (a) do not contravene, or constitute a default under, the certificate of incorporation or bylaws or other constitutive documents of such party, (b) require no action by or in respect of, or filing with, any governmental body, agency or official and (c) do not contravene, or constitute a default under, any provision of applicable law or regulation or any judgment, injunction, order or decree or any agreement or other instrument binding upon such party.

We are members of the Bar of the State of New York and the foregoing opinion is limited to the laws of the State of New York and the Limited Liability Company Act of the State of Delaware, except that we express no opinion as to any law, rule or regulation that is applicable to the 2015 Issuers and the Guarantor, the Documents or such transactions solely because such law, rule or regulation is part of a regulatory regime applicable to any party to any of the Documents or any of its affiliates due to the specific assets or business of such party or such affiliate.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K furnished by the 2015 Issuers and the Guarantor on the date hereof and its incorporation by reference in the Registration Statement referred to above and further consent to the reference to our name under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement, and the prospectus supplement dated April 28, 2015 relating to the Australian Securities and the Delaware Securities.  In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Davis Polk & Wardwell LLP

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Exhibit 5.2

[LETTERHEAD OF DAVIS POLK & WARDWELL, HONG KONG SOLICITORS]

CNOOC Limited
65th Floor, Bank of China Tower
One Garden Road, Central
Hong Kong

CNOOC Finance (2015) Australia Pty Ltd
c/o Anchor Legal
Level 6, 105 St Georges Terrace
Perth, Western Australia 6000, Australia

CNOOC Finance (2015) U.S.A. LLC
c/o Corporate Service Company
2711 Centerville Road
Wilmington, Delaware, U.S.A. 19808

Ladies and Gentlemen:

CNOOC Limited, a limited liability company incorporated under the laws of Hong Kong (the “Company”), CNOOC Finance (2015) Australia Pty Ltd, a proprietary company incorporated in and under the laws of Victoria, Australia (the “Australian Issuer”) and CNOOC Finance (2015) U.S.A. LLC, a limited liability company formed in and under the laws of the State of Delaware (the “Delaware Issuer” and, together with the Australian Issuer, the “2015 Issuers”), are filing with the United States Securities and Exchange Commission on April 27, 2015 the Post-Effective Amendment No. 2 (the “Post-Effective Amendment”) to the Registration Statement on Form F-3 (File No. 333-188261) dated May 1, 2013, for the purpose of registering under the Securities Act of 1933, as amended (the “Securities Act”) the 2015 Issuers’ debt securities (the “2015 Debt Securities”), which may be issued pursuant to the indentures (the “2015 Indentures”) among the relevant 2015 Issuers, the Company and The Bank of New York Mellon, as trustee, initial paying agent and initial registrar, and (iii) guarantees by the Company of the 2015 Debt Securities (the “2015 Guarantees”).

We, as your counsel, have examined originals or copies of such documents, corporate records, certificates of public officials and other instruments as we have deemed necessary or advisable for the purpose of rendering this opinion.

Based upon the foregoing, and subject to the assumptions and qualifications set forth in Schedule I, we advise you that, in our opinion:

(1) Based solely on the certificate of continuing registration of the Company issued by the Registrar of Companies in Hong Kong dated April 30, 2015, the Company was incorporated under the Companies Ordinance (Cap. 32 of the Laws of Hong Kong), predecessor to the Companies Ordinance, (Cap. 622 of the Laws of Hong Kong) (the “CO”) and remains registered as a limited company in the Companies Register maintained under the CO with corporate power and capacity to own its own properties and conduct its business in accordance with its articles of association.

(2) The 2015 Indentures and the 2015 Guarantees have been duly authorized by the Company.

(3) Assuming that the 2015 Indentures are duly executed by the Company insofar as New York law is concerned, the 2015 Indentures have been duly executed by the Company.

This opinion is governed by and shall be construed in accordance with Hong Kong law.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K furnished by the Issuers and the Company on the date hereof and its incorporation by reference in the Post-Effective Amendment referred to above and further consent to the reference to our name under the caption “Legal Matters” and “Enforceability of Civil Liabilities” in the prospectus, which is a part of the Post-Effective Amendment, and the final prospectus supplement dated April 28, 2015 relating to the Securities. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act.

Very truly yours,

/s/ Davis Polk & Wardwell

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Schedule I

A.	Assumptions

In rendering this opinion, we have, with your consent and without any independent enquiry or investigation, assumed:

1.
the conformity to originals of all documents supplied to us as copies and the genuineness of all signatures, seals and markings on, and the authenticity, accuracy and completeness of, all documents submitted to us whether as originals or copies;

2.	that, where a document has been examined by us in draft, in agreed form or in specimen form, it will be or has been duly executed in the form of that draft, agreed form or specimen form;
3.
that on or after the date of execution of each of the 2015 Indentures and the 2015 Guarantees (together, the “Documents”), there has been no amendment (manuscript or otherwise), rescission or termination of such Document nor any other arrangements between any of the parties to the Documents which modify or supersede any of the terms of the Documents;

4.	that the Documents have been duly delivered by the parties and are not subject to any escrow or other similar arrangement;
5.
that all statements of fact (including, without limitation, all representations and warranties) contained in the Documents and any notices and certificates given or to be given under such Documents are, when made or repeated or deemed to be made or repeated, true, accurate and complete, that all opinions expressed or stated therein are bona fide, justifiably and honestly held and were reached after due consideration, and that any representation or warranty by any party thereto that it is not aware of or has no notice or knowledge of any act, matter, thing or circumstance means that the same does not exist or has not occurred;

6.
absence of bad faith, fraud, undue influence, coercion, duress or misrepresentation on the part of any party to the Documents, and their respective directors, employees or agents, and that each of the Documents has been entered into for bona fide commercial reasons and on arm’s length terms by each of the parties thereto;

7.
that there has been no breach of any of the provisions of the documents by any of the parties thereto, nor has any provision of such documents been affected by any other document or agreement or any course of dealings between the parties thereto or other event that would render the execution, delivery or performance of such documents illegal, void or otherwise ineffective;

8.
that due compliance has been effected with all matters (including, without limitation, the obtaining of necessary authorizations and consents, the making of necessary filings, lodgements, registrations and notifications and the payment of stamp duties and other documentary taxes) required under the laws of all relevant jurisdictions (other than the laws of Hong Kong) in connection with the execution, delivery and performance of the Documents, and that such compliance remains in full force and effect and will continue to be effective;

3

ineffective and that insofar as any obligation under the Documents is performed in, or is otherwise subject to, any jurisdiction other than Hong Kong, its performance will not be illegal or ineffective by virtue of the law of that jurisdiction;
9.	that there is no provision of any law of any jurisdiction outside Hong Kong that renders the execution, delivery or performance of any of the Documents illegal or
10.
that the information revealed by the a search of the records of the Company at the Companies Registry in Hong Kong on May 4, 2015 (a) was accurate in all respects and has not since the time of such search been altered, and (b) was complete and that such search did not fail to disclose any information which had been delivered for filing but which did not appear on the public file and was not disclosed at the time of the relevant search;

11.
that no winding up resolution or petition (voluntary or otherwise) has been presented, or order made by a court for the winding up or dissolution of the Company and no receiver, administrative receiver, manager, liquidator, trustee or similar officer has been appointed in relation to the Company or any of its respective assets or revenue;

12.
that the directors of the Company, in approving and authorizing the execution of the Documents and transactions contemplated thereby have exercised and will exercise their powers in accordance with their duties (including fiduciary duties) under all applicable laws and the articles of association in force at the relevant time.

B.	Qualifications

Our opinion is subject to the following qualifications:

1.
Our opinion is subject to applicable bankruptcy and insolvency laws including provisions relating to the setting aside of transactions, proof and ranking of claims, or otherwise affecting creditors’ rights whether specifically or generally, concepts of reasonableness, public policy and equitable principles of general applicability.

2.
Any Companies Registry search may not completely and accurately reflect the corporate situation of the Company due to (i) failure by officers of the Company to file documents that ought to be filed, (ii) statutory prescribed time-periods within which documents evidencing corporate actions may be filed, (iii) the possibility of additional delays (beyond the statutory time limits) between the taking of the corporation action and the necessary filing at the Companies Registry, (iv) the possibility of delays at the Companies Registry in the registration of documents and their subsequent copying onto the microfiche and (v) error and mis-filing that may occur.

We have assumed in giving this opinion that the common law and rules of equity of England which applied in Hong Kong on June 30, 1997 continue to apply, subject to: (a) their subsequent independent development, which rests primarily with the courts of Hong Kong; (b) the extent to which they contravene the Basic Law of Hong Kong; and (c) their amendment by the Hong Kong legislature. We should also add that Article 158 of the Basic Law provides that, ultimately, power to interpret the provisions of the Basic Law is vested in the Standing Committee of the National People’s Congress of the People’s Republic of China and this has been confirmed by the decision of Hong Kong's Court of Final Appeal in Vallejos and Domingo v Commissioner of Registration (2013) 16 HKCFAR 45.

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Exhibit 5.3

[LETTERHEAD OF CLAYTON UTZ]

CNOOC Finance (2015) Australia Pty Ltd Level 8, QV1 Building 250 St Georges Terrace Perth WA 6000 CNOOC Limited 65th Floor, Bank of China Tower One Garden Road, Central Hong Kong
Dear Ladies and Gentlemen

Debt Securities of CNOOC Finance (2015) Australia Pty Ltd

1.
We have acted as Australian legal advisors in connection with the proposed issue of debt securities (Securities) by CNOOC Finance (2015) Australia Pty Ltd ACN 604 822 335 (Company) to be guaranteed by CNOOC Limited as described in the prospectus contained in the Company's Amendment No.2 to the registration statement on Form F-3 (the Registration Statement) filed with the U.S. Securities and Exchange Commission (the Commission) on or about 27 April 2015 under registration number 333-188261.

2.
For the purposes of this opinion, we have examined and relied upon copies of the Registration Statement.  We have also examined the originals, or duplicates or certified or conformed copies, of the underwriting agreement dated 28 April 2015 (the Underwriting Agreement), the Indenture dated 5 May 2015 (the Indenture), each Security to be issued by the Company in the forms set out in the Indenture to be executed by the Company (together with the Underwriting Agreement and Indenture, each a Transaction Document), copies of the resolutions of the directors of the Company passed on or about 24 April 2015 (the Resolutions), the constitution of the Company, a current extract obtained at 9:13a.m. on  5 May 2015, prepared by the Australian Securities & Investments Commission (ASIC) from the records of the Company where available to the public at ASIC (ASIC Search) and have made other such investigations as we have deemed relevant and necessary in connection with the opinions set forth below.  Except as stated in this opinion, we have not examined any documents entered into by or affecting the Company or any corporate records of the Company and we have not made any other enquiries concerning the Company.

3.
This opinion relates only to the statute laws of Victoria and to the federal laws of the Commonwealth of Australia that have application in Victoria, in each case, in force at, and to court decisions having application in Victoria as at, the date of this opinion.  References to Relevant Law, Relevant Jurisdictions and Relevant Courts are to be construed accordingly.  This opinion is to be construed in accordance with, and our liability under it will be determined under, the laws of New South Wales and the federal laws of the Commonwealth of Australia that have application in New South Wales.

4.	For the purposes of giving our opinion, we have assumed without investigation:

(a)
that the authorisations and certifications referred to in paragraph 2 above remain in full force and effect and that, in respect of the resolution of directors of the Company referred to in paragraph 2, it was passed at a meeting of directors that was duly convened, was properly passed at that meeting and a quorum was present throughout that meeting properly passed in accordance with the requirements of the constitution of the relevant Company;

(b)
that under all laws, other than, in the case of the Company, the Relevant Laws, the Transaction Documents constitute legal, valid and binding obligations of all parties to them, enforceable in accordance with their terms;

(c)	that the implementation of the transactions effected by or contemplated under the Transaction Documents will not involve an illegal purpose under any law, including any Relevant Law; and

(d)
that each Transaction Document represents the intention of the parties to it and that the parties have not in fact made some other different and separate contract between them and agreed that any Transaction Document should not give rise to legally enforceable rights or liabilities or give rise to different rights or liabilities from those set out in that Transaction Document.

5.	Based and relying on the foregoing and subject to the assumptions, limitations and qualifications set out in this opinion, we are of the opinion that:

(a)
the Company is a private corporation incorporated and existing under the laws of the Commonwealth of Australia, taken to be registered in the State of Victoria and is capable of being sued in its corporate name;

(b)	the issuance of the Securities has been duly authorised by the Company and the Indenture has been duly executed and delivered by the Company;

(c)
the obligations expressed to be imposed on the Company under the Underwriting Agreement and the Indenture are in the Relevant Jurisdictions the legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms (their enforceability being a matter of the law of the State of New York); and

(d)
the Securities (when issued and delivered in accordance with the Underwriting Agreement and the Indenture and when authenticated by the Trustee (as defined in the Indenture)) will, in the Relevant Jurisdictions, constitute legal, valid and binding obligations of the Company enforceable against the Company in accordance with their terms (their enforceability being a matter of the law of the State of New York).

6.	Our opinion is subject to the following qualifications:

(a)	the expression "enforceable" means that the obligations are of the type which the Relevant Courts enforce but does not mean that the obligations will necessarily be enforced in all circumstances;

(b)	the ability of any party to a Transaction Document to enforce its rights under such Transaction Document is subject to:

(i)
the application of laws relating to insolvency, liquidation, winding up, receivership, reorganisation, administration, moratoria, court schemes and any other laws affecting creditors' rights generally (including, without limitation, the PPSA) as well as general principles of equity;

(ii)	claims becoming barred under statutes imposing limited periods within which proceedings can be brought;

(iii)	defences of set-off, abatement or counterclaim;

(iv)
fraud (whether equitable or otherwise), the general common law doctrines of estoppel in relation to representations, acts or omissions of creditors and of frustration and to statutory prohibitions of misleading, deceptive or unconscionable conduct;

(v)	the general jurisdiction of the Relevant Courts to award costs, even as against a successful party;

(vi)	the discretion vested in the Relevant Courts to stay any proceedings commenced against the Company if there are other proceedings in other jurisdictions simultaneously on foot against the Company;

(vii)
each Relevant Court's discretion to disregard any provision in the Transaction Documents which provides that any entry, determination, calculation or certification is to be conclusive and binding on the parties to the Transaction Documents if those entries, determinations, calculations or certifications are fraudulent or manifestly inaccurate;

(viii)	any Relevant Law requirements that any discretion be exercised reasonably and that any determination of a matter in a party's opinion be based on reasonable grounds;

(ix)	each Relevant Court's discretion to determine whether any provision is severable;

(x)	a Relevant Court may give judgment for a monetary amount in Australian dollars rather than a foreign currency; and

(c)	laws and regulations in Australia that:

(i)	prohibit or restrict dealings with the assets of persons and entities considered to be associated with terrorism and any transactions with, or on behalf of, those persons and entities; and

(ii)	restrict certain payments to, or transactions in relation to, a person or entity against whom the Commonwealth of Australia has imposed economic, political or other international sanctions; and

7.	We express no opinion as to:

(a)	the enforceability of any obligations to negotiate in good faith (or similar);

(b)
the operation of any provision in any Transaction Document requiring written amendments and waivers in respect of that Transaction Document insofar as they suggest that oral or other amendments or waivers could not be effectively agreed on or granted between or by the parties or by a duly authorised agent; or

(c)	the enforceability of any currency indemnity or any indemnity for legal costs or penalties for breach of any law.

This opinion letter is limited to the matters stated herein, and no opinion is implied or may be inferred beyond the matters expressly stated. This opinion letter may not be relied upon by any person or entity other than you, quoted in whole or in part or otherwise referred to in any report or document, furnished to any other person or entity (other than your legal counsel and employees) or relied upon for any purpose other than in connection with the filing of the Registration Statement in connection with the offering of the Securities by the Company.

This opinion letter will be deemed to have been delivered as of the date of effectiveness of the Registration Statement and will speak as of such date.

We hereby consent to the filing of this opinion as an exhibit to a report on Form 6-K furnished by the Company and CNOOC Limited on the date hereof and its incorporation by reference in the Registration Statement referred to above and further consent to the reference to our name under the caption “Legal Matters” in the prospectus, which is a part of the Registration Statement. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the U.S. Securities Act or the rules and regulations of the Commission promulgated thereunder.

Yours faithfully

/s/ Clayton Utz

Sonia Goumenis, Partner +61 2 9353 4378 sgoumenis@claytonutz.com

Our ref  11578/19664/80164484